Exhibit 99.9

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
More Police Forces Sign up for MAUL™
Brisbane, Australia — 15 November 2011: Metal Storm Limited.
Metal Storm is pleased to announce that a third Australian Police Force has requested an opportunity to trial the Metal Storm MAUL™ 12-gauge weapon system. This follows last week’s announcement that two Australian Police Forces had committed to trial the new weapon.
Metal Storm Inc. (MSI) has advised at the same time, that it has received a purchase order for the evaluation of the MAUL™ from the East Marlborough Township Police Department in the United States. East Marlborough Township is a small suburban community in the greater Philadelphia, Pennsylvania metropolitan area.
Metal Storm CEO, Dr Lee Finniear said that he was pleased not only with the groundswell of committed interest in the MAUL™, but also that this is being exhibited by agencies of varying sizes from differing countries.
“We are delighted that a third major Australian Police Force will trial the MAUL™ for law enforcement operations and we look forward to delivering the systems and support their need to successfully evaluate the weapon system” he said.
MSI President, Peter Faulkner said that the order from East Marlborough Township Police Department is a testament of the MAUL’s universal appeal across agencies of all sizes.
“Our marketing efforts are focused not only on the nearly 400 major metropolitan areas in the US but the more than 17,000 local law enforcement agencies that exist in the US. East Marlborough Township Police Department is representative of one of thousands of the smaller local municipalities that can benefit from the utility the MAUL™ offers. The fact that East Marlborough Township Police Department is trialling the MAUL™ for its local community operations clearly shows that the MAUL™ market is much larger and broader than might otherwise be expected. It extends all the way from the huge federal agencies right down to the many thousands of small community police departments throughout the USA”.
The Company is currently undertaking a Rights Issue to raise capital to support taking the MAUL™ into manufacture.

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA

Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.